U.S. SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                     FORM 3

            INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

________________________________________________________________________________
1.   Name and Address of Reporting Person*

S.A.C. Capital Management, LLC
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   (Last)                            (First)              (Middle)

540 Madison Avenue
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                                    (Street)

New York                             NY                     10022
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   (City)                            (State)                (Zip)
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2.   Date of Event Requiring Statement (Month/Day/Year)

4/2/03
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3.   IRS Identification Number of Reporting Person, if an Entity (Voluntary)

________________________________________________________________________________
4.   Issuer Name and Ticker or Trading Symbol

New Frontier Media, Inc. ("NOOF")
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5.   Relationship of Reporting Person to Issuer
     (Check all applicable)

     [_]  Director                             [X(1)]  10% Owner
     [_]  Officer (give title below)           [_]  Other (specify below)

________________________________________________________________________________
6.   If Amendment, Date of Original (Month/Day/Year)

________________________________________________________________________________
7.   Individual or Joint/Group Filing  (Check applicable line)

     [X]  Form Filed by One Reporting Person

     [_]  Form Filed by More than One Reporting Person
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             Table I -- Non-Derivative Securities Beneficially Owned
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
                                                                 3. Ownership Form:
                                      2. Amount of Securities       Direct (D) or
1. Title of Security                     Beneficially Owned         Indirect (I)       4. Nature of Indirect Beneficial Ownership
   (Instr. 4)                            (Instr. 4)                 (Instr. 5)            (Instr. 4)
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
Common Stock, par value               2,000,000                   I                    (2)
$0.0001 per share
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*    If the Form is filed by more than one Reporting Person, see Instruction 5(b)(v).

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.


              Table II -- Derivative Securities Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

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
                                                                                                        5. Owner-
                                                    3. Title and Amount of Securities                      ship
                                                       Underlying Derivative Security                      Form of
                         2. Date Exercisable           (Instr. 4)                                          Derivative
                            and Expiration Date     ---------------------------------    4. Conver-        Security:
                            (Month/Day/Year)                               Amount           sion or        Direct      6. Nature of
                         ----------------------                            or               Exercise       (D) or         Indirect
                         Date       Expira-                                Number           Price of       Indirect       Beneficial
1. Title of Derivative   Exer-      tion                                   of               Derivative     (I)            Ownership
   Security (Instr. 4)   cisable    Date            Title                  Shares           Security       (Instr. 5)     (Instr. 5)
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

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Explanation of Responses:

(1) On April 2, 2003, the Issuer published a press release announcing that it and certain of its subsidiaries had settled all litigation with Edward J. Bonn and a former officer of such subsidiaries, and that "substantially all of Mr. Bonn's shares in NOOF
[the Issuer] had been acquired." According to the most recent statement of beneficial ownership of Mr. Bonn on Form 5, Mr. Bonn reported that he beneficially owned 4,048,473 shares of common stock of the Issuer. Therefore, assuming that the Issuer acquired
"substantially all" such shares held by Mr. Bonn and after taking such acquisition into effect, the Reporting Person assumes, but is not certain, that it is a beneficial owner of more than ten percent of the class of securities reported herein.

(2) The securities to which this report relates are held by S.A.C. Capital Associates, LLC ("Associates"), a limited liability company of which the Reporting Person is an investment manager. Pursuant to investment agreements, the Reporting Person shares all investment and voting power with respect to the securities held by Associates. In accordance with Instruction 5(b)(iv), the entire amount of the Issuer's securities held by Associates is reported herein. The Reporting Person disclaims any beneficial ownership of any of the Issuer's securities to which this report relates for purposes of Section 16 of the Securities Exchange Act of 1934, as
amended, except to the extent of its indirect pecuniary interest therein, and this report shall not be deemed an admission that the
Reporting Person is the beneficial owner of such securities for purposes of Section 16 or for any other purposes.


      /s/ Peter Nussbaum                                     April 11, 2003
---------------------------------------------            -----------------------
      **Signature of Reporting Person                             Date

**   Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
     See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.